UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Grey Cloak Tech Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

397845108

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 397845108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Nejman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER -
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -
PERSON WITH	10.	SHARED DISPOSITIVE POWER -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 397845108	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001, of Grey Cloak Tech Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at 10300 W. Charleston, Las Vegas, NV 89135.

Item 2. Identity and Background

This Statement is being filed by Joseph Nejman (sometimes referred to as the “Reporting Person”). Mr. Nejman’s address is: 555 Bryant St., Suite 555, Palo Alto, CA 94301. Mr. Nejman is the President and a Manager of ShareRails, LLC, a company focused on developing mobile software for retailers. He resigned as the President and a director of the Company on May 19, 2017. During the last five years, Mr. Nejman has not been convicted in a criminal proceeding. During the last five years, Mr. Nejman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Mr. Nejman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person previously entered into a Share Exchange Agreement on March 31, 2017 which was reported in the Reporting Person’s Schedule 13D filed on May 1, 2017 and in the Company’s Form 8-K filed on April 6, 2017 (the “Exchange”). The Exchange involved the exchange of all of the membership interest of ShareRails, LLC for common stock of the Company.

A condition precedent to the consummation of the Exchange, as set forth in the Share Exchange Agreement, was not met and the Exchange was canceled. The condition precedent was within the control of the Reporting Person. Therefore, until the Company exercised its right to cancel the Exchange following the lapse of the time period within which the condition was to be met, the Reporting Person was deemed to have beneficial ownership of the equity securities of the Company as previously reported in the Reporting Person’s Schedule 13D filed on May 1, 2017.

On May 19, 2017, a Termination Agreement and Acknowledgment was entered into among the parties to the Exchange, canceling the Share Exchange Agreement and the Exchange and terminating all of the Reporting Person’s beneficial ownership in equity securities of the Company.

Item 4. Purpose of Transaction

The purpose of this transaction was to return the Company and the Reporting Person to their positions prior to March 31, 2017. The Reporting Person has no other plans or proposals with respect to the Company and its securities.

CUSIP No. 397845108	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a)       The Reporting Person owns zero shares of common stock and zero shares of Series A Convertible Preferred Stock. The Reporting Person has beneficial ownership of 0% of the outstanding shares of the Company’s common stock.

(b)       The Reporting Person owns the following rights with respect to the shares of the Company’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: - 0 -

Shared Voting Power: - 0 -

Sole Dispositive Power: - 0 -

Shared Dispositive Power: - 0 –

(c)       The discussion above in Item 3 regarding the termination of the Exchange is incorporated herein by this reference.

(d)       Not applicable.

(e)       The Reporting Person ceased to be the beneficial owner of more than five percent of the Company’s common stock on May 19, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 31, 2017, the Reporting Person entered into a Shareholders Agreement by and among the Company, the Reporting Person, Fred Covely, William Bossung and Dmitry Chourpo (each a “Party” and collectively the “Parties”). This Shareholders Agreement was also canceled, as if it had no effect, pursuant to the Termination Agreement and Acknowledgement discussed in Item 3.

CUSIP No. 397845108	13D	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

/s/ Joseph Nejman
Name: Joseph Nejman